Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 12, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2033

Blue Chip Value Portfolio, Series 1

File Nos. 333-239557 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment letter dated July 28, 2020, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2033, filed on June 30, 2020, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Blue Chip Value Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The first paragraph in this section states that the trust seeks to provide “a portfolio of value securities that the sponsor believes are issued by large-cap, high quality U.S. companies.” Please define “value securities.”

Response:       A definition will be added in response to this comment. The following will be added as the fourth sentence under the “Principal Investment Strategy” section: “A value security is a security with a high FTSE/Russell value score.” Additionally, the first bullet under the “Security Selection” section will be modified to read as follows: “Begin with an initial universe of securities in the Russell Top 200 Index with a FTSE/Russell value score above 0.7. As of July 30, 2020, the Russell Top 200 Index included securities with market capitalization ranges from approximately $24 billion to $1.6 trillion.”

Investment Summary — Security Selection

2.       The first bullet point states that the construction of the trust’s portfolio begins with an initial universe of value stocks in the Russell Large-Cap Index. Please disclose how the trust determines that a stock in the Index is a value stock. Additionally, please disclose the actual name of the Russell Large-Cap Index, e.g., the Russell 1000 Index. Finally, please provide a market cap range for the stocks in the Index.

Response:       Please see the response to comment 1.

3.       The fourth bullet point in this section states that the sponsor “may screen for companies with a history of (and prospects for) above average growth of sales, earnings and dividends.” Please explain to us why the sponsor may screen for characteristics typically associated with growth stocks in a portfolio that seeks to invest in value stocks.

Response:       The first step of the selection process selects value securities. From there, the sponsor will select securities that may help achieve its investment objective of providing total return. To that end, the sponsor selects value securities that may provide strong returns.

Investment Summary — Principal Risks

4.        Please provide an expanded disclosure of REITs addressing the current conditions involving these investments.

Response:       In response to this comment, the following will be added to the end of the REIT risk disclosures: “Additionally, current negative economic impacts caused by COVID-19 have resulted in a number of businesses and individuals struggling to pay their rents, which has created cash flow difficulties for many landlords. Furthermore, demand for leased commercial space has weakened. REITs provide space to many industries that have been directly impacted by the spread of COVID-19 and may be negatively impacted by these current conditions.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

    Morrison C. Warren